Exhibit 2.15

CONTRIBUTION AND EXCHANGE AGREEMENT

THIS CONTRIBUTION AND EXCHANGE AGREEMENT (this “Agreement”) is entered into as of this 27 day of August, 2012, by and among Liquid Holdings Group, LLC, a Delaware limited liability company (“Liquid Holdings”), Green Mountain Analytics, LLC, a Delaware limited liability company (the “Company”), and the undersigned members of the Company (each, a “Member” and collectively, the “Members”). Liquid Holdings, the Company and the Members are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Members own all of the issued and outstanding Membership Interests (as such term is defined in the Operating Agreement) of the Company;

WHEREAS, the Members are party to that certain Second Amended and Restated Limited Liability Company Agreement of the Company, dated November 18, 2008, as amended by that certain Amendment dated as of September 1, 2010 (the “Operating Agreement”);

WHEREAS, each Member desires to contribute to Liquid Holdings all of its Membership Interests in exchange for Non-dilutive Common Units (as defined in the Limited Liability Company Agreement of Liquid Holdings, dated as of April 24, 2012, as amended by that certain Amendment No. 1 thereto, dated as of May 24, 2012 and that certain Amendment No. 2 thereto dated as of August 27, 2012 (the “LHG Operating Agreement”)) of Liquid Holdings pursuant to the terms hereof;

WHEREAS, for United States federal income tax purposes, it is intended that the contribution of the Membership Interests to Liquid Holdings for the Consideration Units (as defined below) will qualify as a transaction described in Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, prior to the date hereof Liquid Holdings closed a private placement of equity securities in which US$12,500,000 in gross proceeds were raised by Liquid Holdings.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

CONTRIBUTION AND EXCHANGE; CLOSING

Section 1.1 Contribution and Exchange of Membership Interests.

(a) Subject to the terms and conditions set forth in this Agreement, each Member hereby agrees to contribute (the “Contribution”) to Liquid Holdings, all of its Membership Interests for the consideration set forth in Section 1.1(b) below. The Company and each Member hereby consent to such Contribution and waive any otherwise applicable notice, consent or other rights that may be applicable under the Operating Agreement to the transfer of the Membership Interests.

(b) In consideration for the Members contribution of the Membership Interests, the Members shall receive an aggregate number of Non-dilutive Common Units (as defined in the LHG Operating Agreement) equal to 11.75% of the aggregate issued and outstanding equity securities of Liquid Holdings as of the Closing (the “Consideration Units”). The Consideration Units shall be issued to the Members on a pro rata basis in accordance with the ownership percentages set forth on Exhibit A attached hereto. The Members’ acknowledge and agree that the Consideration Units shall be subject to the rights and restrictions set forth for the Non-Dilutive Common Units in the LHG Operating Agreement (including, without limitation, the provisions of Sections 9.01(c) and 15.17 thereof).

Section 1.2 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Reed Smith LLP, 599 Lexington Avenue, 22nd Floor, New York, NY 10022 on the date hereof, or at such other place or time and in such manner (including by email, fax or other electronic means) as the Parties may agree. The date on which the Closing actually occurs is referenced herein as the “Closing Date”.

Section 1.3 Closing Deliverables. At Closing:

(a) The Members and the Company will deliver to Liquid Holdings:

(i) a Certificate of Good Standing (or equivalent document) for the Company issued by the Secretary of State of the State of Delaware and each other jurisdiction in which the Company is qualified to do business;

(ii) Joinders to the LHG Operating Agreement, each in a form reasonably acceptable to Liquid Holdings, duly executed by each of the Members; and

(iii) duly executed copies of all other agreements, certifications, and other documents reasonably requested by Liquid Holdings to be executed and delivered by the Members or the Company at Closing.

(b) Liquid Holdings will deliver, or cause to be delivered, to the Members:

(i) A copy of the LHG Operating Agreement, duly executed by each of the members thereof and including a membership schedule showing the ownership of each member thereof; and

(ii) duly executed copies of all other agreements, certifications, and other documents reasonably requested by the Members or the Company to be executed and delivered by Liquid Holdings at Closing.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

Each of the Members severally represents and warrants to Liquid Holdings that the statements contained in this Article 2 are true and correct as of the Closing, except as set forth in the schedules (the “Disclosure Schedules”) numbered to correspond to the Section of this Article 2 to which such exception relates, in each case to the actual knowledge of the Members.

Section 2.1 Organization and Good Standing. If the Member is an entity, the Member is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, with full power and authority to conduct its business as it is now being conducted and to own or use the properties or assets that it purports to own or use.

Section 2.2 Capacity and Authority: Binding Effect.

(a) If the Member is an entity, the Member has all right, power and authority to execute and deliver this Agreement and to perform the Member’s obligations hereunder. If the Member is a natural person, the Member is of legal age and has the capacity to execute and deliver this Agreement and to perform the Member’s obligations hereunder.

(b) This Agreement constitutes the legal, valid, and binding obligation of the Member, enforceable against the Member in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 2.3 No Conflict. The execution, delivery and performance of this Agreement by the Member will not, directly or indirectly (with or without notice or lapse of time) (a) if the Member is an entity, contravene, conflict with, or result in a violation of (i) any provision of the organizational documents of the Member or (ii) any resolution adopted by the governing body or equity holders of the Member. (b) contravene, conflict with, or result in a violation any law, injunction, judgment, order, decree, ruling, charge, or other restriction of any governmental authority, or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligation under, or create in any person the right to accelerate any obligation under, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Member is a party or by which the Member is bound or to which any of the Member’s assets are subject.

Section 2.4 Membership Interests.

(a) The Membership Interests being contributed by the Member represent validly issued, fully paid and non-assessable membership interests of the Company and are being delivered free and clear of all liens and encumbrances other than any restrictions on transfer under applicable securities laws or as set forth in the Operating Agreement.

(b) Except for this Agreement and except as set forth in the Operating Agreement, (i) the Membership Interests being sold by the Member are not subject to any preemptive rights, rights of first refusal, rights of rescission, or similar rights and (ii) there are no outstanding equity awards, options, warrants, calls, rights, exchangeable or convertible securities, commitments or agreements of any character, written or oral, relating to such Membership Interests.

Section 2.5 Member Intent. The Member is acquiring the Consideration Units for the Member’s own investment account as principal, for investment purposes only, not for any other person or entity and not for the purpose of resale or distribution, except pursuant to sales registered or exempted under the Securities Act. The Member has no present arrangement to effect any distribution of the Consideration Units to or through any other person or entity.

Section 2.6 No General Solicitation. The Member has received no general solicitation or general advertisement in connection with the transactions contemplated by this Agreement or investment in Liquid Holdings. The Member has received no other representations or warranties from Liquid Holdings or any other person acting on behalf of Liquid Holdings, other than those contained in this Agreement.

Section 2.7 No Reliance. The Member has not relied upon Liquid Holdings or any of its affiliates, directors, officers, employees or representatives for advice about tax, financial or legal consequences of a purchase of or investment in the Consideration Units, and neither Liquid Holdings nor any of its affiliates, managers, officers, employees or representatives has made or is making any representations to the Member about, or guaranties of, tax, financial or legal outcomes of a purchase of, or an investment in, the Consideration Units.

Section 2.8 Accuracy of Information. The representations and warranties of the Member contained herein and all information provided by the Member to Liquid Holdings concerning the Member, its financial position and its knowledge of financial and business matters is correct and complete in all respects.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MEMBERS

The Company and each of the Members represents and warrants to Liquid Holdings that the statements contained in this Article 3 are true and correct as of the Closing, except as set forth in the Disclosure Schedules numbered to correspond to the Section of this Article 3 to which such exception relates, in each case to the actual knowledge of the Members. For the avoidance of doubt, none of the Members shall have any liability for a breach of a representations or warranty set forth in this Article 3 unless such Member had actual knowledge of such breach of a representations or warranty.

Section 3.1 Organization. The Company is a duly organized limited liability company, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business as it is now being conducted and to own or use the properties or assets that it purports to own or use.

Section 3.2 Authority. The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and perform its obligations hereunder. This Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.3 No Conflict; Material Contracts.

(a) The execution, delivery and performance of this Agreement by the Company will not, directly or indirectly (with or without notice or lapse of time) (i) contravene, conflict with, or result in a violation of (x) any provision of the organizational documents of the Company or (y) any resolution adopted by the Members or the managers of the Company, (ii) contravene, conflict with, or result in a violation any law, injunction, judgment, order, decree, ruling, charge, or other restriction of any governmental authority, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligation under, or create in any person the right to accelerate any obligation under, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which the Company is bound or to which any of the Company’s assets are subject.

(b) All material contracts to which the Company is a party are valid, in full force and effect, binding upon the Company in accordance with their terms, and, to the knowledge of the Company, binding upon the other parties thereto in accordance with their terms. All obligations to be performed by the Company under the terms of such material contracts have been performed in all material respects to the extent such obligations to perform have accrued, and no act or omission by the company has occurred or failed to occur which, with the giving of notice, the lapse of time or both would constitute a default under such material contracts. For purposes of this agreement, the term “knowledge of the Company” shall mean the actual knowledge of the executive officers and directors of the Company.

Section 3.4 Title to Assets: Encumbrances. The Company has good and marketable title to, or in the case of leased or licensed properties and assets, a valid leasehold or license interest in, all material properties and assets (whether real, personal, or mixed and whether tangible or intangible) used by the Company. All material properties and material assets reflected on the balance sheet of the Company included in the Interim Financial Statements are owned free and clear of all liens and encumbrances other than (a) liens encumbrances incurred in the ordinary course of business and (b) liens and encumbrances that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company (“Permitted Encumbrances”).

Section 3.5 Legal Proceedings. There are no pending or, to the knowledge of the Company, threatened, Legal Proceedings (as defined below) (a) that have been commenced by or against the Company or (b) that challenge, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, rulings or orders of any governmental body or authority outstanding against the Company. For purposes of this Agreement, the term “Legal Proceedings” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other government authority or any arbitrator or arbitration panel.

Section 3.6 Taxes. (a) The Company has filed (or has requested an appropriate extension to file) all tax returns for taxes required to be filed by the Company; (b) all such tax returns of the Company were complete and accurate in all material respects when filed; (c) all taxes (whether or not shown on any tax return) owned by the Company have been timely paid when due; (d) the Company has not waived any statute of limitations in respect of taxes which waiver is currently in effect; and (e) to the knowledge of the Company, there are no liens for taxes with respect to any of the assets or properties of the Company.

Section 3.7 Intellectual Property. The Company has good and marketable title to, or a valid license interest in, all material intellectual property used in the business of the Company (the “Company IP”), free and clear of all encumbrances, other than Permitted Encumbrances. In addition to the foregoing;

(a) each individual or entity that has contributed to the development of the Company IP has validly assigned or is under an obligation to assign (whether pursuant to the Proprietary Rights Agreements or otherwise) all of his, her or its rights in such Company IP to the Company, and is party to an agreement with the Company (whether pursuant to the Proprietary Rights Agreements or otherwise) pursuant to which such individual or entity has agreed that it shall not disclose any Company IP or other confidential information of the Company;

(b) no current or former employee, independent contractor or agent of the Company or of any affiliate of the Company has any claim, right (whether or not currently exercisable) or interest to or in the Company IP; and

(c) the Company owns or otherwise has, and will have after Closing, all rights to the Company IP necessary to conduct the business of the Company as currently conducted. To the knowledge of the Company, the Company IP does not infringe, violate, dilute or misappropriate the intellectual property rights of any other person or entity, and there are no pending or, to the knowledge of the Company, threatened claims against the Company by any third party alleging that the Company or the Company IP infringes, violates, dilutes or misappropriates the intellectual property rights of such third party.

Section 3.8 Compliance with Laws. The Company is, and has been, in compliance in all material respects with all laws and regulations applicable to it, the operation of its business and the ownership of its assets. To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any applicable laws or regulations in any material respect. To the knowledge of the Company, the Company has not received any written notice or other written communication from any person, entity or governmental authority regarding any actual or possible violation of, or failure to comply with, any law or regulation in any material respect.

Section 3.9 Financial Statements. The Company has made available to Liquid Holdings its unaudited financial statements consisting of the balance sheet of the Company as of April 30, 2012 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the four-month period then ended (the “Financial Statements”). The Financial Statements have been prepared based on the Company’s books and records.

Section 3.10 Governmental Authorizations. The Company owns or possesses all governmental permits and authorizations which are necessary for the operation of the business of the Company. No loss or expiration of any governmental permits or authorization is pending or, to the knowledge of the Members, threatened, other than expiration in accordance with the terms thereof. Neither the Company not its affiliates have received any notice of any alleged violation of any governmental permits or authorization. The Company is and has been in material compliance with the terms and requirements of each governmental permits and authorization.

Section 3.11 Brokers or Finders. The Company has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the transactions contemplated hereby.

Section 3.12 Capitalization: Subsidiaries.

(a) The ownership table set forth on Exhibit A attached hereto sets forth the current ownership structure of the Company and, except as set forth in the Operating Agreement, or as contemplated by this Agreement or the transactions being entered into in connection herewith, (i) there are no contracts or agreements for the issuance, sale or transfer of any membership interests or any equity or other securities of the Company, (ii) the membership interests of the Company are not subject to any preemptive rights, rights of first refusal, rights of rescission, or similar rights and (iii) there are no outstanding equity awards, options, warrants, calls, rights, exchangeable or convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity or other security or interest in the Company.

(b) The Company does not presently, and did not previously, own or control, directly or indirectly, any interest in any other entity, and the Company is not a participant in any joint venture or similar arrangement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF LIQUID HOLDINGS

Liquid Holdings represents and warrants to the Company and the Members that the statements contained in this Article 4 are true and correct as of the Closing, except as set forth in the Disclosure Schedules numbered to correspond to the Section of this Article 4 to which such exception relates.

Section 4.1 Organization. Liquid Holding is a duly organized limited liability company, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business as it is now being conducted and to own or use the properties or assets that it purports to own or use.

Section 4.2 Authority. Liquid Holdings has the requisite limited liability company power and authority to execute and deliver this Agreement and perform its obligations hereunder. This Agreement constitutes the legal, valid, and binding obligation of the Liquid Holdings, enforceable against Liquid Holdings in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.3 Consideration Units. All of the Consideration Units to be issued to the Members pursuant to this Agreement, when issued and delivered in accordance with the terms hereof, will be duly authorized, validly issued and fully paid units of Liquid Holdings.

Section 4.4 No Conflict. The execution, delivery and performance of this Agreement by Liquid Holdings will not, directly or indirectly (with or without notice or lapse of time) (a) contravene, conflict with, or result in a violation of (i) any provision of the organizational documents of Liquid Holdings or (ii) any resolution adopted by the members or the managers of Liquid Holdings, (b) contravene, conflict with, or result in a violation any law, injunction, judgment, order, decree, ruling, charge, or other restriction of any governmental authority, or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligation under, or create in any person the right to accelerate any obligation under, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which Liquid Holdings is a party or by which Liquid Holdings is bound or to which any of Liquid Holdings’ assets are subject.

ARTICLE 5

ADDITIONAL OBLIGATIONS AND AGREEMENTS OF THE PARTIES

Section 5.1 Confidentiality. Each Party shall, and shall cause its representatives and affiliates to, hold in strict confidence, unless compelled to disclose by judicial or administrative process or, in the reasonable opinion of such Party’s counsel, by other applicable Legal Requirements, all Confidential Information (as defined below), and each Party shall not, and shall cause its representatives and affiliates not to, disclose the Confidential Information to any person or use the Confidential Information except as otherwise may be reasonably necessary to carry out the transactions contemplated by this Agreement, including any business or diligence review. For the purposes hereof, “Confidential Information” shall mean all information of any kind disclosed by one Party or its representatives or affiliates to any other Party or its representatives or affiliates in connection with the transactions contemplated by this Agreement, except information (a) ascertainable or obtained from public or published information, (b) received form a third party not known by the receiving Party to be under an obligation to the disclosing Party or any of its affiliates to keep such information confidential, (c) which is or becomes known to the public (other than through a breach of this Agreement), or (d) which was in the receiving Party’s or its affiliates’ possession prior to disclosure thereof in connection herewith.

Section 5.2 Further Assurances. From time to time, as and when requested by any Party hereto, the other Parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement (including, without limitation, any documents and agreements as Liquid Holdings or its advisors may deem necessary or desirable in order for the Consideration Units to be issued to the Members in compliance with all relevant securities laws), provided that such actions shall be at no cost or additional liability to such Party.

Section 5.3 Legending. Each Member acknowledges and agrees that the Consideration Units to be issued to the Members pursuant to the terms hereof may be subject to legending requirements and restrictions on transfer as required by applicable securities laws and regulations and the LHG Operating Agreement.

Section 5.4 Opportunity to Obtain Counsel and Information. Each Member acknowledges that (a) Liquid Holdings has made available to the Member, at a reasonable time prior to the date of this Agreement, the opportunity for the Member to consult his, her or its own legal counsel and other advisors, as necessary, (b) Liquid Holdings has made available to the Member, at a reasonable time prior to the date of this Agreement, sufficient information concerning Liquid Holdings for the Member to make an informed decision regarding an investment in the Consideration Units and has had an opportunity to ask questions and receive answers concerning the Consideration Units, and (c) Liquid Holdings has made available to the Member, at a reasonable time prior to the date of this Agreement, the opportunity to obtain any additional information that Liquid Holdings possesses, or can acquire without unreasonable effort or expense, that the Member deems necessary to verify the accuracy of the information provided, and has received all such additional information requested.

Section 5.5 Counsel to the Company and Liquid Holdings. The Company and each Member acknowledge and agree that (a) in connection with this transaction, Reed Smith LLP (“Reed Smith”) is acting only as counsel to the Liquid Holdings, (b) Reed Smith has not and does not represent the Members or the Company in connection with this transaction, and (c) the Company and the Members hereby waive any conflict of interest that may arise in connection with Reed Smith’s ongoing representation of Liquid Holdings after the date hereof.

ARTICLE 6

INDEMNIFICATION BY THE COMPANY AND THE MEMBERS

Section 6.1 Indemnification by the Members.

(a) From and after the Closing, each Member, severally and not jointly, shall indemnify Liquid Holdings from and against, and shall compensate and reimburse Liquid Holdings for, any losses, damages, injuries, liabilities, claims, demands, settlements, judgments, awards, fines, penalties fees (including reasonable attorneys’ fees), charges, costs or expenses (“Damages”) which are suffered or incurred by Liquid Holdings, or to which Liquid Holdings may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) which arise from, or as a result of, or are connected with:

(i) any inaccuracy in or breach of any representation or warranty of such Member contained in Article 2 of this Agreement; or

(ii) any breach of any covenant or obligation of such Member in Section 5.1 or 5.2 of this Agreement.

(b) From and after the Closing, each Member severally and not jointly shall indemnify Liquid Holdings from and against, and shall compensate and reimburse Liquid Holdings for, their Pro Rata Portion (as defined below) of any Damages which are suffered or incurred by Liquid Holdings, or to which Liquid Holdings may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) which arise from, or as a result of, or are connected with:

(i) any inaccuracy in or breach of any representation or warranty contained in Article 3 of this Agreement or

(ii) any breach of any covenant or obligation of the Company in this Agreement.

For purposes of this Agreement, a Member’s “Pro Rata Portion” shall mean the percentage calculated by dividing (i) the Membership Interests held by such Member immediately prior to Closing by (ii) the total number of Membership Interests held by all the Members immediately prior to Closing.

Section 6.2 Indemnification by Liquid Holdings. Liquid Holdings shall indemnify each Member from and against, and shall compensate and reimburse each Member for, any Damages which are suffered or incurred by such Member or to which such Member may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are connected with:

(a) any inaccuracy in or breach of any representation or warranty made by Liquid Holdings in this Agreement; or

(b) any breach of any covenant or obligation of Liquid Holdings in this Agreement.

Section 6.3 Survival of Representations and Warranties.

(a) The representations and warranties set forth in Article 2, Section 3.1 (Organization), Section 3.2 (Authority), Section 3.4 (Title to Assets), 3.12 (Brokers and Finders), Section 3.13 (Capitalization and Subsidiaries), Section 4.1 (Organization), Section 4.2 (Authority), Section 4.3 (Consideration Units) shall survive Closing and remain in full force indefinitely. All other representations and warranties shall survive Closing for a period of one (1) year from the Closing Date (the “Survival Date”).

(b) Covenants and agreements that, by their express terms survive for a period expressly set forth herein shall survive for such period; all other covenants and agreements hereunder shall survive Closing and continue in full force an effect until the Survival Date.

Section 6.4 General Indemnification Procedures.

(a) In the event that any Party incurs or suffers any Damages with respect to which indemnification may be sought by such Party pursuant to this Article 6 and such Party desires to assert an indemnification claim hereunder, the Party seeking indemnification (the “Indemnitee”) must assert the claim by giving written notice (a “Claim Notice”) to the Party or Parties, as the case may be, from whom indemnification is sought (each an “Indemnitor”), within the applicable time period described herein. The Claim Notice must state the nature and basis of the claim in reasonable detail based on the information available to the Indemnitee and, if the Claim Notice is being given with respect to a third person claim must be accompanied by a copy of any written notice of the third person claimant. Each Indemnitor to whom a Claim Notice is given shall respond to any Indemnitee that has given a Claim Notice (a “Claim Response”) within 30 days (the “Response Period”) after the date that the Claim Notice is given. Any Claim Response shall specify whether or not the Indemnitor given the Claim Response disputes the claim described in the Claim Notice or disputes Indemnitor’s alleged indemnification obligations hereunder. If any Indemnitor fails to give a Claim Response within the Response Period, such Indemnitor shall be deemed not to dispute the claim described in the related Claim Notice, or it indemnification obligations hereunder. If any Indemnitor elects not to dispute a claim or the indemnification for such claim as described in a Claim Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of such claim shall be conclusively deemed to be an obligation of such Indemnitor (subject to any limitations otherwise described herein). If any Indemnitor shall be obligated to indemnify an Indemnitee hereunder, such Indemnitor shall pay to such Indemnitee within 30 days after the last day of the applicable Response Period the amount to which such Indemnitee shall be entitled. If there shall be a dispute as to the amount or manner of indemnification under this Agreement, the Indemnitor and the Indemnitee shall seek to resolve such dispute through negotiations and, if such is not resolved within 20 days, the Indemnitee may pursue an action or proceeding for the recovery of the Damages claimed from any Indemnitor.

(b) The Indemnitee shall provide to the Indemnitor all information and documentation reasonably requested and necessary to support and verify any Damages that the Indemnitee believes give rise to the claim for indemnification hereunder and shall give the Indemnitor reasonable access to all books, records and personnel in the possession or under the control of the Indemnitee that would have bearing on such claim.

Section 6.5 Procedures for Indemnification — Third Party Claims or Proceedings.

(a) Promptly after receipt by an Indemnitee of notice of the commencement of any third-party claim or proceeding for which it would be entitled to indemnification under Sections 6.1 or 6.2, such Indemnitee will, if a claim is to be made or a proceeding is to be initiated against an Indemnitor under such Section, send, to the Indemnitor, an appropriate Claim Notice, pursuant to Section 6.4, but the failure to notify the Indemnitor will not relieve the Indemnitor of any liability that it may have to any Indemnitee, except, and only to the extent that, the Indemnitor demonstrates that the defense of such action is materially prejudiced by the Indemnitor’s failure to provide such Claim Notice.

(b) If any claim or proceeding referred to in Section 6.5(a) is brought against an Indemnitee and it provides an appropriate Claim Notice to the Indemnitor of the commencement of such claim or proceeding, the Indemnitor will be entitled to participate in such claim or proceeding and, to the extent that it wishes (unless the Indemnitor is also a party to such claim or proceeding or the Indemnitee determines in good faith that joint representation would be inappropriate), to assume the defense of such claim or proceeding with counsel reasonably satisfactory to the Indemnitee; provided that the Indemnitor provides written notice of its election to assume the defense of such claim or proceeding to the Indemnitee within 10 days of receipt by the Indemnitor of the notice of claim by the Indemnitee, and, after delivery of such written notice from the Indemnitor to the Indemnitee, the Indemnitor will not, as long as it diligently conducts such defense, be liable to the Indemnitee under this Article 6 for any fees of other counsel or any other expenses with respect to the defense of such claim or proceeding, in each case subsequently incurred by the Indemnitee in connection with the defense of such claim or proceeding, other than reasonable costs of investigation. If the Indemnitor assumes the defense of a claim or proceeding:

(i) it will be conclusively established for purposes of this Agreement that the claims made in that claim or proceeding are within the scope of and subject to the indemnification provided herein;

(ii) no compromise or settlement of such claims or proceedings may be effected by the Indemnitor without the Indemnitee’s consent unless: (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnitee, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnitor; and

(iii) the Indemnitee will have no liability with respect to any compromise or settlement of such claims affected without its consent.

(c) Notwithstanding the foregoing, if (i) the Indemnitor does not, within 20 days after the Indemnitee’s Claim Notice is given pursuant to this Section 6.5, give written notice to the Indemnitee of its election to assume the defense of such claim or proceeding as permitted under Section 6.5(b), or (ii) the Indemnitee determines in good faith that there is a reasonable probability that a claim or proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, then in either case the Indemnitee may, by notice to the Indemnitor, assume the exclusive right to defend, compromise, or settle such claim or proceeding, but, in such case the Indemnitor will not be bound by any compromise or settlement effected without its consent (which consent will not be unreasonably withheld) unless such compromise or settlement: (x) results in no finding or admission of any violation of Legal Requirements or any violation of the rights of any person and (y) does not obligate the Indemnitor to pay monetary damages.

Section 6.6 Limitations. The aggregate amount of Damages or any other liability with respect hereto for which the Members shall be liable under Section 6.1(b) shall not exceed Five Hundred Thousand Dollars ($500,000) (the “Cap Amount”). For the avoidance of doubt, the aggregate amount of Damages or any other liability with respect hereto for which any individual Member shall be liable under Section 6.1(b) shall not exceed their respective Pro Rata Portion of the Cap Amount.

Section 6.7 Exclusive Remedy. The rights and remedies of the Members and Liquid Holdings set forth in this Article 6 shall be the sole and exclusive rights and remedies for any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto and for any claims with respect to the transactions contemplated by this Agreement; provided, however, that the foregoing limitation shall not apply in the case of fraud or willful misconduct.

Section 6.8 Anti-Sandbagging. In no event shall a Member be liable for any Damages resulting from a breach of a representations, warranty or covenant if Liquid Holdings (or any director, officer or employee of Liquid Holdings, including for this purpose Brian Ferdinand and Rob Keller (other than in the case of a breach by Ferdinand Trading II, LLC or Ferris Ventures, LLC, as applicable)) had knowledge at any time on or prior to the closing date of the facts, events or conditions constituting or resulting in such breach of representation, warranty or covenant.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is also mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below:

If to Liquid Holdings:	With a copy to (which shall not constitute notice hereunder):

Liquid Holdings Group, LLC	Reed Smith LLC
800 Third Avenue, 39th Floor	2500 One Liberty Place
New York, NY 10022	1650 Market Street
Attention: Samuel Gaer	Philadelphia, PA 19103
Fax: 215-851-1420
Attention: Kevin Christmas, Esq.

If to the Members:

To the address set forth under

their respective names on the

signature page hereto.

or at such other address as the Parties may designate by advance notice to the other Parties hereto.

Section 7.2 Liquid Holdings shall be responsible for its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of its agents, representatives, counsel and accountants. The Members shall be responsible for the costs and expenses incurred by the Members and the Company in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of their agents, representatives, counsel and accountants.

Section 7.3 Governing Law: Severability. This Agreement is governed by and shall be construed in accordance with the law of the State of New York (without regard to conflict of interest principles). If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or circumstances shall not be affected thereby, and that provision shall be enforced to the greater extent permitted by law.

Section 7.4 Assignment. Neither the Company nor any Member shall have the right or the power to assign or delegate any provision of this Agreement without the prior written consent of Liquid Holdings (which may be withheld in Liquid Holdings sole discretion). This Agreement shall be binding upon and shall inure to the benefit of the Parties’ respective successors, assigns, executors and administrators. For the avoidance of doubt, the Parties acknowledge and agree that Liquid Holdings may, without the prior consent of any other Party, assign and transfer this Agreement and its rights and obligations hereunder to an IPO Entity.

Section 7.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document.

Section 7.6 Waiver. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.

Section 7.7 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements with respect to such subject matter (including, without limitation, that certain Amended & Restated Agreement, dated as of January 9th 2012, by and among the Members). This Agreement may be amended only in a writing executed by the Party to be bound thereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

GREEN MOUNTAIN ANALYTICS, LLC		LIQUID HOLDINGS GROUP, LLC

By:	/s/ Bruce Cooper	By:	/s/ Richard M. Schaeffer
Name:	Bruce Cooper	Name:	Richard M. Schaeffer
Title:	Chief Operating Officer	Title:	Executive Chairman

MEMBERS

FERDINAND TRADING II, LLC		FERRIS VENTURES, LLC

By:	/s/	By:	/s/ Robert D. Keller
Name:	Brian Ferdinand	Name:	Robert D. Keller
Title:	Managing Member	Title:	Managing Member

Notices to be sent to:		Notices to be sent to:

Ferdinand Trading II, LLC		Ferris Ventures, LLC
224 Muttontown Rd.		2041 E. Bethany Home RD
Muttontown NY 11791		Phoenix, AZ 85016

/s/ Eugene Cornick		/s/ Daniel Murphy
EUGENE CORNICK		DANIEL MURPHY

Notices to be sent to:		Notices to be sent to:

Eugene Cornick		Daniel Murphy
17393 Vistancia Circle		382 Twin Peaks Rd
Boca Raton, FL 33496		Waterbury Center, VT 05677

With a copy to:
Greenberg Traurig PA
401 East Las Olas Boulevard
Fort Lauderdale, Florida 33301
Attention: Stanley G. Jacobs, Jr.

HP CAPITAL GROUP, LLC

By:	/s/ Harris Palmer	/s/ Bruce Cooper
Name:	Harris Palmer	BRUCE COOPER
Title:	Managing Member

Notices to be sent to:		Notices to be sent to:

HP Capital Group, LLC		Bruce Cooper
34 North Westgate Road		1401 S.E. 15th street, #207
Livingston, NJ 07039		Fort Lauderdale, Florida 33316

/s/ Richard Thompson RICHARD THOMPSON		/s/ Ioan Tandau IOAN TANDAU

Notices to be sent to:		Notices to be sent to:

Richard Thompson		Ioan Tandau
20985 Saint Andrews Blvd, #28		720 Wakehurst Drive
Boca Raton FL 33433		Cary NC 27519

/s/ Calin Sandru CALIN SANDRU	/s/ Monica Ruzsilla MONICA RUZSILLA

Notices to be sent to:	Notices to be sent to:

Calin Sandru	Monica Ruzsilla
str. Felix 4C	intr. Orizont nr. 5 ap. 10
300645 Timisoara	300759, Timisoara
Romania	Romania

/s/ Donald Cosgrove	/s/ Alin Alexandru
DONALD COSGROVE	ALIN ALEXANDRU

Notices to be sent to:	Notices to be sent to:

Donald Cosgrove	Alin Alexandru
3933 Dorrit Avenue	str. Viena, nr. 7
Boynton Beach FL 33436	307285, Mosnita Noua, jud. Timis
Romania

/s/ Dorel Barbu DOREL BARBU	/s/ Ioan-Dan Docleanu IOAN-DAN DOCLEANU

Notices to be sent to:	Notices to be sent to:

Barbu Dorel	Docleanu Ioan-Dan
Salcamilor nr. 51 et. 3 ap. 13	Str. George Cosbuc, nr.54, bl.D1, et.2, ap.4
300765, Timisoara	Nadlac, Jud. Arad
Romania	Romania

EXHIBIT A

Ownership Table

Percentage Interest of Members

The following table shows each Member’s percentage ownership of the interests in the Company. The first column shows the Members percentage ownership of the Class A Membership Interests and Class B Membership Interests separately. The second column shows the Members consolidated percentage ownership of all classes on a fully-diluted basis. The third column shows the percentage ownership of Liquid Holdings that each Member will receive in this transaction.

	Ownership By Class	Consolidated ownership of all Classes	% ownership of Liquid Holdings
Class A Member
Eugene Cornick	12.8891	12.2368	1.4378
Dan Murphy	11.6091	11.0216	1.2950
HP Capital, LLC	3.3968	3.2249	0.3789
Ferris Ventures, LLC	33.8198	32.1083	3.7727
Ferdinand Trading II, LLC	33.8198	32.1083	3.7727
Bruce Cooper	2.4655	4.0107	0.4713
Ioan Tandau	1.0000	2.6194	0.3078
Richard Thompson	1.0000	1.4554	0.1710
total	100.0000

Class B Membership
Bruce Cooper	1.6700
Ioan Tandau	1.6700
Calin Sandru	0.7591	0.7591	0.0892
Richard Thompson	0.5061
Donald Cosgrove	0.2024	0.2024	0.0238
Alin Alexandru	0.0886	0.0886	0.0104
Dorel Barbu	0.0886	0.0886	0.0104
Monica Ruzsilla	0.0380	0.0380	0.0045
Ioan-Dan Docleanu	0.0380	0.0380	0.0045
total	5.0605	100.0000	11.7500

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